NO ACT

PO
12-28-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005630

January 18, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-18-11

Jane Whitt Sellers
McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030

Re: Dominion Resources, Inc.
Incoming letter dated December 28, 2010

Dear Ms. Sellers:

This is in response to your letters dated December 28, 2010 and January 10, 2011 concerning the shareholder proposal submitted to Dominion by Catherine E. Schein. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Catherine E. Schein

FISMA & OMB Memorandum M-07-16

January 18, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dominion Resources, Inc.
Incoming letter dated December 28, 2010

The submission relates to a report.

We are unable to concur in your view as to the application of rule 14a-8(i)(11). It appears to us that Catherine E. Schein has indicated her intention to co-sponsor the proposal submitted by Trillium Asset Management. Of course, as provided by rule 14a-8(l)(1), Dominion need not identify the proponents in its proxy materials.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

McGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 28, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc.; Omission of Shareholder Proposal Under SEC Rule 14a-8; Proposal of Ms. Catherine E. Schein

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Dominion that it will not recommend any enforcement action to the SEC if Dominion omits from its proxy statement and proxy to be filed and distributed in connection with its 2011 annual meeting of shareholders (collectively, the "Proxy Materials") a proposal dated December 2, 2010 (the "Schein Proposal") from Ms. Catherine E. Schein (Ms. Schein or the "Proponent").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), Dominion is submitting electronically:

- this letter, which outlines Dominion's reasons for excluding the Schein Proposal from the Proxy Materials;

- Ms. Schein's letter to Dominion dated December 2, 2010, setting forth the Schein Proposal, attached as Exhibit A to this letter;

- Dominion's letter to Ms. Schein, a copy of which was sent to Ms. Shelley Alpern, dated December 7, 2010 (via electronic mail), attaching Rule 14a-8 and notifying Ms. Schein of perceived eligibility and procedural deficiencies, attached as Exhibit B to this letter; and

- Dominion's e-mail to Ms. Schein, a copy of which was sent to Ms. Alpern, dated December 27, 2010 indicating Dominion's intent to submit a request for no-action with the SEC, attached as Exhibit C to this letter.

A copy of this letter is simultaneously being e-mailed to Ms. Schein and Ms. Alpern. The Company anticipates that its Proxy Materials will be available for mailing on or about March 24, 2011. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Schein Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Schein any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to Dominion only.

I. THE SCHEIN PROPOSAL AND PROOF OF OWNERSHIP

The Schein Proposal reads as follows:

> Resolved:
> Shareowners request that Dominion's Board of Directors, at reasonable cost and omitting proprietary information, issue a report by September 2011 on the financial risks of continued reliance on coal contrasted with increased investments in efficiency and cleaner energy, including assessment of the cumulative costs of environmental compliance compared to alternative generating sources.

Ms. Schein submitted the Schein Proposal and letter by e-mail dated December 2, 2010 (see Exhibit A). The letter acknowledged: "I am filing in coordination with Trillium Asset Management ("Trillium") and wish to designate Shelley Alpern, Vice President at Trillium, as my representative in this matter." Ms. Schein did not include any proof of ownership of common stock owned and her name does not appear on Dominion's records as a shareholder.

Dominion had received an identical proposal, with an identical supporting statement, from Shelley Alpern, as Vice President of Trillium Asset Management Corporation ("Trillium" as the proponent, and the "Trillium Proposal"), by e-mail and letter dated December 1, 2010. While Trillium did not include proof of ownership in its initial letter on December 1, 2010, it has subsequently provided proof of ownership in response to Dominion's request for the same. Dominion currently intends to include the Trillium Proposal in its Proxy Materials.

On December 7, 2010, Dominion sent a letter to Ms. Alpern and Ms. Schein dated December 7, 2010 via e-mail, giving notice of eligibility and procedural deficiencies with regard to the Schein Proposal (see Exhibit B). Having received no response, Ms. Karen Doggett, Director-Governance at Dominion, called Ms. Alpern as Ms. Schein's designated representative on December 22, 2010 alerting them that Dominion did not receive proof of share ownership within the required time period and requesting a return call to discuss the matter. Ms. Doggett received no response.

Ms. Doggett e-mailed Ms. Schein and called and e-mailed Ms. Alpern on December 27, 2010 with regard to the Schein Proposal and requesting that it be withdrawn, and received no response (see Exhibit C).

II. BASES FOR EXCLUDING THE PROPOSAL

Dominion believes that the Schein Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(b)(2), because Ms. Schein has not submitted a written statement from the record holder of her securities, verifying that she has continuously held the securities for at least one year; and

- Rule 14a-8(i)(11), because the Schein Proposal substantially duplicates another proposal previously submitted by another proponent that will be included in Dominion's proxy materials for the same meeting.

III. DISCUSSION

A. The Schein Proposal may be omitted from the Proxy Materials under Rule 14a-8(b)(2) because Ms. Schein has not demonstrated that she holds Dominion's securities.

Rule 14a-8(b)(2) states that:

> if… you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways: (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year….

Ms. Schein has not submitted any proof of ownership with regard to Dominion common stock, notwithstanding that Dominion notified her in writing of this deficiency and has followed up with telephone and e-mail communications reminding her and her designated representative of this deficiency.

Ms. Schein has been given the benefit of the deficiency notice and a 14-day period in which to cure her deficiency, and she has not produced any evidence of her ownership from the record owner of shares of Dominion securities within the 14-day period as required. Accordingly, we ask that the Staff concur that Dominion may exclude the Proposal under Rule 14a-8(b)(2).

B. The Proposal may be omitted from the Proxy Materials under Rue14a-8(i)(11) because Dominion intends to include a proposal identical to the Schein Proposal in its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

Dominion received the Trillium Proposal on December 1, 2010, which is before December 2, 2010, when Dominion received the Schein Proposal. Dominion intends to include the Trillium Proposal in its Proxy Materials. As stated above, the Trillium Proposal and the Schein Proposal are identical in wording, as is each supporting statement.

Consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), we ask that the Staff concur that Dominion may exclude the Schein Proposal under Rule 14a-8(a)(11).

IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Dominion excludes the Schein Proposal from its Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at (804) 775-1054 if we may be of further assistance in this matter.

Sincerely,



Jane Whitt Sellers

Enclosures

cc: Carter M. Reid, Vice President – Corporate Governance and Corporate Secretary
Karen W. Doggett, Director – Governance
Sharon L. Burr, Deputy General Counsel
Ms. Catherine E. Schein
Ms. Shelley Alpern

EXHIBIT A

December 2, 2010

Ms. Carter Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street,
Richmond, Virginia 23219

Dear Ms. Reid:

I am authorized to notify you of our intention to file the enclosed shareholder resolution for consideration of shareholders on the 2011 proxy ballot. I submit this shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, I hold more than $2,000 of Dominion Resources common stock, acquired more than one year prior to today's date and held continuously for that time. I will remain invested in this position continuously through the date of the 2011 annual meeting. Verification of the position will be forwarded upon request. I or a representative will attend the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

I am filing in coordination with Trillium Asset Management ("Trillium") and wish to designate Shelley Alpern, Vice President at Trillium, as my representative in this matter. Please copy me on any related correspondence.

Please confirm receipt of this letter via email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Catherine E. Schein

Catherine E. Schein

Enclosure

Dominion Resources

Financial Risks of Continued Reliance on Coal

Whereas:

For electric power companies, continued reliance on coal is increasingly problematic in the face of declining reserves of high quality central Appalachian coal, unprecedented price increases and coal price volatility, and the high cost of carbon capture and storage for coal plants. By comparison, natural gas prices have reached record lows and supplies are increasingly abundant in the U.S., and costs for wind and solar are declining.

Coal combustion for electricity is a major contributor to air pollution, accounting for one third of the nitrous oxides (NO_x), 50% of the mercury, a hazardous air pollutant, and over 36% of the carbon dioxide (CO_2) emitted in the U.S. Older coal plants emit substantially more of these pollutants per megawatt hour (MWh) than newer plants.

The U.S. Environmental Protection Agency (EPA) is moving, in some cases pursuant to court order, to tighten regulation of the air, water and waste impacts of coal plants. Industry analysts (Bernstein Research, Jeffries & Company, Standard & Poor's, Wood Mackenzie) have concluded that the cost of additional environmental control equipment for NO_x, particulates and mercury may make it uneconomic to retrofit small, older coal plants. Pending EPA regulations governing storage and disposal of coal combustion wastes will likely increase operating costs for coal plants.

EPA is also developing regulations for CO_2 and other greenhouse gas emissions. However, the lack of national climate policy to reduce CO_2 emissions further adds to economic uncertainty for coal plants. Commercial deployment of carbon capture and storage technology for coal plants is 10 to 15 years away and "would increase electricity costs by about 30 – 80%," the U.S. Government Accountability Office reports.

This unprecedented combination of forces has led a number of utility companies to announce coal plant retirements. Dominion has stated that it expects to close two aging coal plants in Massachusetts and Indiana within 5-7 years if environmental regulations occur as expected, as it would become uneconomic to run them. Nevertheless, with 41% of its 2009 electric generation originating from coal-fired units, Dominion will remain heavily reliant on coal. Coal combustion contributes more than 90% to the company's total NO_x, SO_2, CO_2 and mercury emissions, according to a data extrapolated from the report *Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States* (Natural Resources Defense Council, 2010).

Resolved:

Shareowners request that Dominion's Board of Directors, at reasonable cost and omitting proprietary information, issue a report by September 2011 on the financial risks of continued reliance on coal contrasted with increased investments in efficiency and cleaner energy, including assessment of the cumulative costs of environmental compliance for coal plants compared to alternative generating sources.

EXHIBIT B

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

December 7, 2010

Sent via Electronic Mail

Ms. Catherine E. Schein

Dear Ms. Schein

This letter confirms receipt on December 1, 2010 of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc's (Dominion) proxy statement for the 2011 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for at least one year by the date that you submit the proposal.

According to Dominion's records, you are not a registered holder of Dominion stock. Under SEC rules, if you are not a registered holder of Dominion stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

In accordance with Rule 14a-8(f), your response with the requested documentation must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219 or via facsimile at (804) 819-2232.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Karen W. Doggett
Director-Governance

cc: Shelley Alpern

EXHIBIT C

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Monday, December 27, 2010 12:24 PM
To: ***FISMA & OMB Memorandum M-07-16*** 'salpern@trilliuminvest.com'
Subject: FW: Shareholder Proposal - Dominion Resources, Inc.
Attachments: Schein response.pdf

I apologize. Ms. Alpern was not included on the email just sent.

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Karen Doggett (Services - 6)
Sent: Monday, December 27, 2010 12:22 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: FW: Shareholder Proposal - Dominion Resources, Inc.

Dear Ms. Schein,

On December 7, 2010, we sent an email and letter to you and copied your designated representative, Ms. Shelley Alpern, regarding the submission of proof of ownership of Dominion common stock within 14 calendar days in connection with the shareholder proposal you submitted for consideration at our 2011 Annual Meeting. As of today, December 27, 2010, we have not received such documentation from you and as such, you have not met the eligibility requirements to submit a proposal.

I am emailing to inquire if you intend to send a letter/email of withdrawal for your proposal. The Securities and Exchange Commission (SEC) encourages companies and proponents to work together toward resolution if possible of matters such as these, rather than involving the time and expense of the SEC, the Company and the Company's shareholders in filing a no-action letter. If you will not be sending a notice of withdrawal , we will proceed with a filing a no-action letter with the SEC to exclude your proposal.

Thank you for your attention to this matter.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123

karen.doggett@dom.com

From: Karen Doggett (Services - 6)
Sent: Tuesday, December 07, 2010 5:00 PM
FIS**To:** & OMB Memorandum M-07-16
Cc: 'salpern@trilliuminvest.com'; Carter Reid (Services - 6)
Subject: Shareholder Proposal - Dominion Resources, Inc.

Dear Ms. Schein,

Please find attached our letter regarding the shareholder proposal that you have submitted for consideration at Dominion Resources, Inc's 2011 Annual Meeting of Shareholders. Ms. Shelley Alpern, as your designated representative on this matter, has been copied on this email.

With regards,

Karen Doggett

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Monday, December 27, 2010 12:22 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: FW: Shareholder Proposal - Dominion Resources, Inc.
Attachments: Schein response.pdf

Dear Ms. Schein,

On December 7, 2010, we sent an email and letter to you and copied your designated representative, Ms. Shelley Alpern, regarding the submission of proof of ownership of Dominion common stock within 14 calendar days in connection with the shareholder proposal you submitted for consideration at our 2011 Annual Meeting. As of today, December 27, 2010, we have not received such documentation from you and as such, you have not met the eligibility requirements to submit a proposal.

I am emailing to inquire if you intend to send a letter/email of withdrawal for your proposal. The Securities and Exchange Commission (SEC) encourages companies and proponents to work together toward resolution if possible of matters such as these, rather than involving the time and expense of the SEC, the Company and the Company's shareholders in filing a no-action letter. If you will not be sending a notice of withdrawal, we will proceed with a filing a no-action letter with the SEC to exclude your proposal.

Thank you for your attention to this matter.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Karen Doggett (Services - 6)
Sent: Tuesday, December 07, 2010 5:00 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: 'salpern@trilliuminvest.com'; Carter Reid (Services - 6)
Subject: Shareholder Proposal - Dominion Resources, Inc.

Dear Ms. Schein,

Please find attached our letter regarding the shareholder proposal that you have submitted for consideration at Dominion Resources, Inc's 2011 Annual Meeting of Shareholders. Ms. Shelley Alpern, as your designated representative on this matter, has been copied on this email.

With regards,

Karen Doggett

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 704.373.8967

MCGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

January 10, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc.; Omission of Shareholder Proposal Under
SEC Rule 14a-8; Proposal of Ms. Catherine E. Schein

Ladies and Gentlemen:

In a letter dated December 28, 2010 (the "Request Letter"), we requested that the Staff of the Division of Corporation Finance concur that our client Dominion Resources, Inc., a Virginia corporation ("Dominion"), could properly exclude from its proxy statement and proxy to be filed and distributed in connection with its 2011 annual meeting of shareholders (collectively, the "Proxy Materials") a proposal dated December 2, 2010 (the "Schein Proposal") from Ms. Catherine E. Schein (Ms. Schein or the "Proponent").

Since sending the Request Letter, we have verified that the Proponent has continuously held the securities for at least one year. Therefore, we hereby respectfully withdraw our suggestion that the Schein Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(b)(2).

We reiterate our position, however, that the Schein Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(11), because the Schein Proposal substantially duplicates another proposal previously submitted by another proponent that will be included in Dominion's proxy materials for the same meeting. Section III(B) of the Request Letter sets forth the details of the duplicative nature of the Schein Proposal to a proposal submitted by Trillium Asset Management (the "Trillium Proposal") one day earlier.

Please be assured that Dominion continues to contact Ms. Schein and requests that she withdraw the Schein Proposal, as well as Ms. Shelley Alpern (who submitted the Trillium Proposal), whom Ms. Schein appointed as her representative. In addition to those communications made prior to submitting the Request Letter, Dominion has had the following recent communications:

- December 29, 2010: Ms. Doggett of Dominion emailed Ms. Schein and Ms. Alpern acknowledging proof of Ms. Schein's ownership and requesting withdrawal of the duplicative Schein Proposal and that Ms. Schein act instead as a co-proponent on the Trillium Proposal.
- January 3, 2011: Ms. Doggett called Ms. Alpern to reiterate requests for withdrawal of Schein Proposal and acting as co-proponent on the Trillium Proposal.
- January 3, 2011: Ms. Alpern emailed and confirmed that Trillium approved of Ms. Schein acting as a co-proponent on the Trillium Proposal.
- January 4, 2011: Ms. Alpern emailed and confirmed that she has told Ms. Schein that she needs to communicate with Dominion.
- January 6, 2011: Ms. Doggett emailed Ms. Alpern requesting communication from Ms. Schein and Ms. Alpern emailed Ms. Doggett confirming that she would urge Ms. Schein again; Ms. Doggett emailed Ms. Schein directly asking her to clarify her intent to be a co-proponent on the Trillium Proposal and withdraw the Schein Proposal and stating that Dominion will file an updated letter with the Commission no later than January 10, 2011.

Based upon the analysis provided in the Request Letter, we respectfully request that the Staff concur that it will take no action if Dominion excludes the Schein Proposal from its Proxy Materials because it is duplicative of the Trillium Proposal. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at (804) 775-1054 if we may be of further assistance in this matter.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

cc: Carter M. Reid, Vice President, General Counsel and Corporate Secretary
Karen W. Doggett, Director – Governance
Sharon L. Burr, Deputy General Counsel
Ms. Catherine E. Schein
Ms. Shelley Alpern